FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES

CONSOLIDATED RESULTS FOR THE THIRD QUARTER OF 2008

(Santiago, Chile, October 27, 2008) Madeco S.A. (“Madeco”) (NYSE ticker: MAD) today announced its consolidated financial results in Chilean GAAP for the third quarter which ended September 30, 2008. All figures are expressed in Chilean pesos as of September 30, 2008. Conversions to US dollars made in this report are based on the exchange rate on that date (US$1.00 = Ch$551.31 and UF1.00 = Ch$20,988.34 as of September 30, 2008).

Madeco Highlights

  As was published on September 30, 2008, Madeco sold its Wire & Cable unit to Nexans in exchange for a cash payment of US$393 million along with the subscription of 2.5 million shares of Nexans.
  For this reason, this quarterly earning report includes the net profit from the sale of the Company’s Wire & Cable unit (final figures will be set after the adjustment period ends). Moreover, this quarterly report takes account of the cash payment received; the valuation of the subscribed shares of Nexans (approximately 8.9% of its capital share); the deconsolidation of the assets of the Wire & Cable unit; and addresses for the last time, as part of the Company’s accounting records, the operational and non-operational results of the Wire & Cable subsidiaries.
  The sale took place on September 30, 2008, after fulfilling all the agreed conditions for the closing. The Company transferred its assets of the Wire & Cable unit in exchange for a cash payment of US$393 million (this figure was reached from the previously agreed cash payment of US$448 million, after deduction of debt, minority interest of the companies sold, withholding taxes and changes in working capital, among others) and 2.5 million shares of Nexans, valued on September 30, 2008, at approximately US$218 million.
  The final figures of the transaction (i.e. cash adjustments) are being reviewed by both parties, which defined a period of adjustment of 60 business days, from the closing day of the transaction, to be resolved. Due to these potential changes, Madeco has left deposits on guarantee ("escrow" of US$37 million) in favor of Nexans. The financial effects arising from this transaction to the Company will be published once the mentioned adjustment process ends.
  Madeco’s Board believes that the closure of this negotiation is highly beneficial to the Company and its shareholders. Moreover, the Company will continue being part of the cable industry through its shareholding in the worldwide leader in technology and sales, Nexans. Additionally, Madeco will have funds to prepay its debts, invest in its other industrial activities and have an important available cash balance.
  For the third quarter of the year, the Company reported a net income of Ch$78,667 million, higher than the Ch$4,077 million reported for the same period of 2007. The non-operating income increased from a charge of Ch$5,359 million to a profit of Ch$91,616 million driven by the profits from the sale of the Wire & Cable unit, balanced by the reduction in amortization of goodwill and higher charges of exchange differences. Operational income grew from Ch$12,713 million to Ch$13,331 million led by increased gross income, despite higher selling, general and administrative expenses. On the other hand, charges for income taxes, minority interest and others, increased from Ch$3,277 million to Ch$26,280 million between 3Q07 and 3Q08, due to higher profits obtained this quarter.
  Revenues in 3Q08 increased by 21.1% compared to 3Q07, reaching Ch$212,670 million, explained by higher sales associated to the Wire & Cable and Flexible Packaging units (increased by Ch$35,663 million and Ch$9,120 million, respectively), offset by lower sales related to the Brass Mills unit (decreased by Ch$8,168 million). Sales volumes rose by 2,770 tonnes for the period, mainly due to higher sales volumes in Chile and Peru, of 2,424 and 1,538 tonnes, respectively.
  Operating income in 3Q08 grew by 4.9% compared to 3Q07, reaching Ch$13,330 million. This increase was mostly attributable to a higher gross income of Ch$4,317 million (explained by larger margins and selling prices), offset by higher selling, general and administrative expenses of Ch$3,699 million (explained by additional marketing and commercial activity and higher salaries).
  As of the third quarter of 2008, cash and cash equivalents amounted to Ch$199,450 million compared to Ch$12,096 million in 3Q07. This is explained by larger net cash flow from investing activities (due to the sale of the Wire & Cable unit) and lower needs to finance working capital.
  In June 2008 the Company paid the schedule bonds, and prepaid all the remaining bonds due, totaling a payment of Ch$22,710 million (historic value). The borrowings to pay this debt were obtained through short-term debt, which will be paid during the last quarter of 2008.

  Highlights of the Income Statement (Exhibit 1 and 2)
Net Income

Net income for 3Q08 reached Ch$78,667 million higher than the Ch$4,077 million totaled the year before. The larger result is due to a profit in non-operating result (Ch$96,975 million), explained by the net income obtained from the sale of the Company’s Wire & Cable unit, the effect of which was impacted by a decline in amortization of goodwill (related to the sold Wire & Cable subsidiaries) and higher charges of Price-level Restatement and exchange differences; furthermore, operating income increased (Ch$619 million) driven by the result of the Flexible Packaging and Brass Mills units. These effects were offset by higher charges related to income tax, minority interest and other (Ch$23,003 million).

Revenues

Revenues in 3Q08 were Ch$212,670 million, a 21.1% higher than the same quarter of 2007. The increment in consolidated revenues is principally explained by raise of copper and aluminum prices during 3Q08 and higher sales obtained by the Wire & Cable and Flexible Packaging units (increments of Ch$35,663 million and Ch$9,120 million, respectively) offset by lower sales of the Brass Mills unit (reduction of Ch$8,168 million). Volumes sales showed a growth of 2,770 tonnes 6.8% above 3Q07 explained by an increase of the Wire & Cable unit's sales of 1,937 tonnes, Flexible Packaging unit's sales of 1,903 tonnes and Aluminum Profiles unit's sales of 502 tonnes, balanced by lower Brass Mills unit's volumes sales of 1,572 tonnes.

Gross Income

Gross income in 3Q08 was Ch$25,701 million, 20.2% higher than the Ch$21,384 million reported in 3Q07 as a result of a 21.1% increase in revenues and a 21.3% increase in cost of sales. The rise in gross income is explained by higher sales of added-value products and higher composition of copper in the product mix of the Wire & Cable unit while comparing both periods (i.e. the percentage of copper over total unit’s sales -excluding copper rod- where higher).

Operating Income

Operating income for 3Q08 amounted to Ch$13,330 million, increasing by 4.9% over the Ch$12,712 million obtained in the same period the year before. The growth of the operational income is justified by a higher gross income, offset by higher selling, general and administrative expenses. As percentage of sales, operating income dropped from 7.2% to 6.3% by the end of both quarters.

Non-Operating Result

The Company’s non-operating result for 3Q08 amounted to Ch$91,616 million, Ch$96,975 million higher than the loss of Ch$5,359 million reported in 3Q07. This was attributable to an increment in other non-operating result of Ch$122,934 million due to the sale of the Company’s Wire & Cable unit, offset by the reduction in amortization of goodwill (Ch$15,171 million) and higher charges in Price-level Restatement and exchange differences (Ch$8,733 million).

Income Tax

During 3Q08, income tax amounted to Ch$25,497 million, compared to Ch$2,321 million in the same period of the year before, as a result of the profits reached by the Company from the sale of Wire & Cable unit, and from the profits obtained by the other units of the Company.

Minority Interest

While in 3Q07 the Company’s minority interest charges (reflecting mainly the portion of earnings/losses corresponding to the participation of minority shareholders in the subsidiaries Alusa, Indeco, Indalum and Cedsa) amounted to Ch$988 million, in 3Q08 totalized Ch$830 million mainly as result of lower profits obtained during the period.

  Analysis by Business Unit (Exhibits 3 to 6)
Wire and Cable

Revenues reached by this unit in 3Q08 amounted to Ch$148,319 million (31.7% higher than 3Q07), of which Ch$35,748 million came from sales of copper rod and Ch$112,571 million from sales of cables. Volume sales rose by 8.5% due to an increase in copper rod sold in Chile (3,096 tonnes) and copper cables sold in Peru (273 tonnes). These volumes were partially balanced by lower volumes sold in Brazil and Argentina of aluminum cables (883 tonnes and 825 tonnes, respectively), and lower sales of copper cables sold in Chile (157 tonnes), in comparison with 3Q07.

The cost of sales climbed to Ch$132,204 million in 3Q08, 34.4% higher than the Ch$98,352 million reported the year before. This increase was principally attributable to the growth of sales volume, raw materials costs (mainly copper and aluminum) and production costs (mainly energy and fuels).

Gross Income rose by 12.7% from Ch$14,304 million to Ch$16,115 million in 3Q08, as the result of higher selling prices and higher percentage of copper cables over aluminum cables (excluding copper rod) as part of mix of sales (75.2% vs. 68.2%) offset by higher costs of sales compared to 3Q07.

Selling, general and administrative expenses rose by 67.9% in 3Q08 (from Ch$4,658 million to Ch$7,821 million), as the result of an increment of commercial and marketing activity, a rise in salaries (due to the addition of new employees -as a consequence of the corporate reorganization process- and CPI adjustments) and higher other expenses (e.g. IT expenses, consultancy fees, etc.).

Operating income totaled Ch$8,294 million in 3Q08, a 14.0% decrease in comparison to the Ch$9,646 million reached in 3Q07. This reduction is explained by larger selling, general and administrative expenses offset by higher gross income.

Brass Mills

Revenues in 3Q08 reached to Ch$22,938 million, 26.3% lower than the Ch$31,106 million reported in 3Q07. This was due to a drop of volumes sold in the Chilean market (1,099 tonnes) slightly offset by higher volumes sold in Argentinean market.

Cost of sales showed a reduction of 30.3% as a result of the lesser volume sales, offset by higher prices of energy and raw materials, and the rise of operational costs. Additionally, the ratio cost to sales decreased from 95.8% to 90.6%.

Gross income increased by 66.4% in 3Q08, this income increase is explained principally by lower sales volume and more services given to customers (as percentage of sales), offset by higher raw materials and operational costs.

Selling, general and administrative expenses rose by 8.0%, from Ch$1,320 million to Ch$1,426 million, explained by increased salaries (due to CPI adjusments) and more marketing and commercial activity. Additionally, as a percentage of sales expenses rose from 4.2% to 6.2%.

Operating income totaled Ch$730 million in 3Q08 higher than the charge of Ch$24 million of 3Q07, due to higher gross income, balanced by higher selling, general and administrative expenses. Additionally the higher result is explained due to the reduction of labor intensive and low volume products.

Flexible Packaging

Revenues rose by 39.4%, from Ch$23,198 million in 3Q07 to Ch$32,258 million in 3Q08. Volume sales increased by 19.9% (or 1,903 tonnes) in 3Q08, explained by a growth of volume sales of Chile (599 tonnes), Argentina (489 tonnes) and Peru (815 tonnes).

Compared to 3Q07 cost of sales rose by 39.6%, from Ch$19,023 million to Ch$26,551 million. The higher cost of sales is explained by the escalation of raw material costs (aluminum, propylene, etc.) balanced by the reduction of operational costs (as percentage of cost of sales). As a percentage of sales, costs slightly vary from 82.2% to 82.3%.

Gross income grew by 38.7% from Ch$4,115 million in 3Q07 to Ch$5,707 million in 3Q08, mainly due to the good performance of the Peruvian and Argentinean subsidiaries (in terms of gross margin and gross income), followed by the results of the Chilean subsidiary.

Selling, general and administrative expenses amounted to Ch$1,748 million in 3Q08 an increment of 38.7% in contrast with the Ch$1,308 million of 3Q07. As a percentage of sales, SG&A dropped from 5.7% to 5.4% in 3Q08. In addition, the growth of expenses is explained by higher salaries and other general expenses.

Operating income in 3Q08 was Ch$3,959 million compared to Ch$2,807 million in 3Q07, attributable to the good performance of the Argentinean operations chased by the Peruvian and Chilean subsidiaries.

Aluminum Profiles

Revenues in 3Q08 reached to Ch$9,155 million, 5.9% higher than the Ch$8,647 million reported in 3Q07. This was due to increased volumes sold (502 tonnes or 22.2%) in spite of lower selling prices.

Cost of sales grew by 6.5%, from Ch$6,978 million in 3Q07 to Ch$7,432 million in 3Q08. As percentage of sales, the unit’s costs rise from 80.7% to 81.2%, explained by higher price of aluminum and operational costs, and in to a lesser extent by the addition of the new PVC profiles plant.

Gross income in 3Q08 climbed by 3.2% compared to Ch$1,669 million reached in 3Q07, as result of higher volumes of profiles sold, mitigated by higher costs of sales for the period in comparison with 2007.

Selling, general and administrative decreased 0.7%, from Ch$1,376 million to Ch$1,386 million in 3Q08, attributable to lower consultant fees and other expenses, offset by higher marketing and commercial activity of the Company in order to enhance its commercial network by the incorporation of new branches across Chile and the sales of PVC Profiles.

Operating income for 3Q08 totaled Ch$347 million, 22.6% higher than the Ch$283 million reported in 3Q07, due to the increased gross income, and reduced selling, general and administrative expenses.

  Balance Sheet Analysis (Exhibit 7)
Assets

The Company’s assets as of September 30, 2008 amounted to Ch$596,240 million, an increase over the Ch$545,684 million reported as of September 30, 2007.

Current Assets
Amounted to Ch$355,695 million, 9.1% higher than the Ch$326,152 million of September 2007, explained by the increase in cash (Ch$191,064 million) and other current assets (Ch$21,115 million), declined by lower inventories (Ch$96,331 million), accounts receivable (Ch$67,929 million) and recoverable taxes (Ch$12,504 million). The increase in cash derived from the payment received from Nexans due to the sale of the Wire & Cable unit of the Company. Furthermore, the observed declines in inventories, accounts receivable and taxes are explained by the transfer of the Wire & Cable subsidiaries.

Fixed Assets
Amounted to Ch$109,936 million, a reduction of 39.3% compared to 3Q07, explained by the sale of the Company’s Wire & Cable unit. Lower balances in machinery and equipment, buildings and land, were offset by the reduction in depreciation charge for the period. In addition, this reduction was partially offset by the Company’s investments between 3Q07 and 3Q08.

Other Assets
Recorded Ch$130,610 million compared to the Ch$38,468 million of 3Q07, due to the addition of 2.5 million shares of Nexans, partially offset by reductions in goodwill and other assets, balances related to the subsidiaries sold to Nexans.

Liabilities

Total liabilities as of September 30, 2008 amounted to Ch$175,967 million a reduction of 20.9% compared to September 2007.

Bank Debt
As of September 30, 2008, amounted Ch$128,759 million, representing an increment of 3.0% (or Ch$3,790 million) in comparison to 2007, due to the loans taken by Company during the second and third quarters of 2008 in order to prepay “series D” bonds, to finance working capital needs and the corporate reorganization process (loans that will be paid in 4Q08).

Bonds
In early June 2008 the Company paid the schedule bonds and prepaid all the remaining bonds due, totaling Ch$22,710 million (historic value). The funds to pay this debt were obtained through short-term borrowings, which will be paid in the 4Q08.

Shareholders’ Equity

As of September 30, 2008 shareholders’ equity amounted Ch$397,407 million, which represent an increase of 34.3% compared to 2007.

Paid Capital
While in September 2007 the paid capital totalized Ch$250,498 million in September 2008 summed Ch$244,359 million driven by the stock options right exercised in late 2007 by Company’s executives.

Share Premium
Amounted to Ch$46,027 million, varying slightly from the Ch$46,053 million reported in September 2007.

Other Reserves (Reserves)
Increased by Ch$21,912 million from a loss of Ch$13,316 million in 3Q07, mainly due to the reduction of balances related to cable subsidiaries that were sold this quarter (approximately Ch$24,519 million) and the effect of the appreciation of foreign investments (implementation of the Chilean accounting bulletin N°64 or BT64).

Retained Earnings / (Accumulated Losses)
Retained earnings for the period totalized Ch$92,286 million higher than the Ch$18,712 million posted in 3Q07 experiencing an increase of Ch$73,573 million. The balance for 2008 was driven by the proceeds obtained from the sale of the Wire & Cable unit, and to a lesser extent by the balance between the result of the exercise of 2007 and the profits of 2008, and the balance of retained earnings.

For further information contact:
Jose Luis Valdes
Head of Investor Relations
Madeco S.A.
Tel. : (56 2) 520-1388
Fax : (56 2) 520-1545
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

***************

Exhibit 1: Consolidated Income Statement
		(Third Quarter)

	millon of Ch$			millon of US$ (1)
	3Q07	3Q08	% Variation	3Q07	3Q08	% Variation

Revenues	175,547	212,670	21.1%	343.4	385.8	12.3%
COGS	(154,163)	(186,969)	21.3%	(301.6)	(339.1)	12.5%
Gross Income	21,384	25,702	20.2%	41.8	46.6	11.5%
SG&A	(8,672)	(12,371)	42.7%	(17.0)	(22.4)	32.3%
Operating Income	12,713	13,331	4.9%	24.9	24.2	-2.8%

Financial income	504	699	38.7%	1.0	1.3	28.6%
Equity in earning (losses) of related companies	4	(7)	-262.1%	0.0	(0.0)	-250.3%
Other non-operating income	(6)	148,166	-2374170.2%	(0.0)	268.8	-2201576.3%
Financial expenses	(3,236)	(5,474)	69.2%	(6.3)	(9.9)	56.9%
Positive goodwill amortization	(428)	(15,599)	3544.3%	(0.8)	(28.3)	3279.4%
Other non-operating expenses	(700)	(25,938)	3608.0%	(1.4)	(47.0)	3338.4%
Price-level restatement	(1,498)	(10,231)	583.0%	(2.9)	(18.6)	533.4%
Non-Operating Results	(5,359)	91,616	-1809.5%	(10.5)	166.2	-1685.2%

Income (Loss) before income taxes	7,354	104,947	1327.2%	14.4	190.4	1223.4%
Income tax	(2,321)	(25,497)	998.3%	(4.5)	(46.2)	918.5%
Minority interest	(988)	(830)	-16.0%	(1.9)	(1.5)	-22.1%
Negative goodwill amortization	33	47	43.7%	0.1	0.1	33.2%
Net Income (Loss)	4,077	78,667	1829.8%	8.0	142.7	1689.5%

Gross Margin	12.2%	12.1%	-	12.2%	12.1%	-
SG&A / Sales	4.9%	5.8%	-	4.9%	5.8%	-
Operating Margin	7.2%	6.3%	-	7.2%	6.3%	-

1 Exchange rate on September 30 2008 US$1.00 = 551.31
1 Exchange rate on September 30 2007 US$1.00 = 511.23

Exhibit 2: Consolidated Income Statement
(YTD September)

	millon of Ch$			millon of US$ (1)
	YTD Sep 07	YTD Sep 08	% Variation	YTD Sep 07	YTD Sep 08	% Variation

Revenues	533,987	622,004	16.5%	1,044.5	1,128.2	8.0%
COGS	(469,177)	(548,704)	17.0%	(917.7)	(995.3)	8.4%
Gross Income	64,810	73,300	13.1%	126.8	133.0	4.9%
SG&A	(26,550)	(32,767)	23.4%	(51.9)	(59.4)	14.4%
Operating Income	38,260	40,533	5.9%	74.8	73.5	-1.8%

Financial income	1,947	2,217	13.8%	3.8	4.0	5.6%
Equity in earning (losses) of related companies	12	(1)	-104.8%	0.0	(0.0)	-104.5%
Other non-operating income	660	148,730	22435.0%	1.3	269.8	20796.8%
Financial expenses	(10,054)	(14,531)	44.5%	(19.7)	(26.4)	34.0%
Positive goodwill amortization	(1,410)	(16,469)	1068.2%	(2.8)	(29.9)	983.2%
Other non-operating expenses	(1,816)	(28,120)	1448.4%	(3.6)	(51.0)	1335.9%
Price-level restatement	(513)	(13,780)	2588.5%	(1.0)	(25.0)	2393.1%
Non-Operating Results	(11,173)	78,046	-798.5%	(21.9)	141.6	-747.7%

Income (Loss) before income taxes	27,087	118,579	337.8%	53.0	215.1	305.9%
Income tax	(5,562)	(28,818)	418.2%	(10.9)	(52.3)	380.5%
Minority interest	(2,875)	(2,592)	-9.9%	(5.6)	(4.7)	-16.4%
Negative goodwill amortization	62	138	123.1%	0.1	0.2	106.9%
Net Income (Loss)	18,712	87,306	366.6%	36.6	158.4	332.7%

Gross Margin	12.1%	11.8%	-	12.1%	11.8%	-
SG&A / Sales	5.0%	5.3%	-	5.0%	5.3%	-
Operating Margin	7.2%	6.5%	-	7.2%	6.5%	-

1 Exchange rate on September 30 2008 US$1.00 = 551.31
1 Exchange rate on September 30 2007 US$1.00 = 511.23

Exhibit 3: EBITDA by Business Unit
(Third Quarter)

3Q07
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	18,179	94,477	31,106	23,138	8,647	175,547
COGS	(17,997)	(80,355)	(29,810)	(19,023)	(6,978)	(154,163)
Gross Income	182	14,122	1,296	4,115	1,669	21,384
SG&A	0	(4,658)	(1,320)	(1,308)	(1,386)	(8,672)
Operating Income	182	9,464	(24)	2,807	283	12,712
EBITDA	212	11,248	589	4,126	639	16,814

Gross Margin	1.0%	14.9%	4.2%	17.8%	19.3%	12.2%
SG&A / Sales	0.0%	4.9%	4.2%	5.7%	16.0%	4.9%
EBITDA Margin	1.2%	11.9%	1.9%	17.8%	7.4%	9.6%

Segment Contribution
% Revenues	8.5%	44.4%	14.6%	10.9%	4.1%	82.5%
% EBITDA	1.3%	66.4%	3.5%	24.3%	3.8%	99.2%

3Q08
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	35,748	112,571	22,938	32,258	9,155	212,670
COGS	(36,627)	(95,577)	(20,782)	(26,551)	(7,432)	(186,969)
Gross Income	(879)	16,994	2,156	5,707	1,723	25,701
SG&A	0	(7,821)	(1,426)	(1,748)	(1,376)	(12,371)
Operating Income	(879)	9,173	730	3,959	347	13,330
EBITDA	(894)	10,506	1,262	5,290	781	16,945

Gross Margin	-2.5%	15.1%	9.4%	17.7%	18.8%	12.1%
SG&A / Sales	0.0%	6.9%	6.2%	5.4%	15.0%	5.8%
EBITDA Margin	-2.5%	9.3%	5.5%	16.4%	8.5%	8.0%

Segment Contribution
% Revenues	16.8%	52.9%	10.8%	15.2%	4.3%	100.0%
% EBITDA	-5.3%	62.0%	7.4%	31.2%	4.6%	100.0%

2008 versus 2007
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	96.6%	19.2%	-26.3%	39.4%	5.9%	21.1%
COGS	103.5%	18.9%	-30.3%	39.6%	6.5%	21.3%
Gross Income	-583.0%	20.3%	66.4%	38.7%	3.2%	20.2%
SG&A	N/A	67.9%	8.0%	33.6%	-0.7%	42.7%
Operating Income	-583.0%	-3.1%	-3141.7%	41.0%	22.6%	4.9%
EBITDA	-521.7%	-6.6%	114.3%	28.2%	22.2%	0.8%

Exhibit 4: EBITDA by Business Unit
(YTD September)

YTD Sep 07
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	59,926	285,504	86,581	72,796	29,180	533,987
COGS	(58,926)	(241,821)	(83,732)	(61,429)	(23,269)	(469,177)
Gross Income	1,000	43,683	2,849	11,367	5,911	64,810
SG&A	0	(14,678)	(4,127)	(4,170)	(3,575)	(26,550)
Operating Income	1,000	29,005	(1,278)	7,197	2,336	38,260
EBITDA	1,113	34,940	716	11,047	3,337	51,153

Gross Margin	9.6%	17.8%	14.1%	16.8%	18.8%	15.6%
SG&A / Sales	0.3%	6.0%	3.9%	5.9%	9.7%	4.8%
EBITDA Margin	9.4%	14.5%	12.1%	16.3%	12.2%	13.1%

Segment Contribution
% Revenues	11.2%	53.5%	16.2%	13.6%	5.5%	100.0%
% EBITDA	2.2%	68.3%	1.4%	21.6%	6.5%	100.0%

YTD Sep 08
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	94,517	341,090	72,024	87,171	27,202	622,004
COGS	(93,774)	(291,351)	(68,513)	(72,703)	(22,363)	(548,704)
Gross Income	743	49,739	3,511	14,468	4,839	73,300
SG&A	0	(19,707)	(4,500)	(4,778)	(3,782)	(32,767)
Operating Income	743	30,032	(989)	9,690	1,057	40,533
EBITDA	807	34,542	639	13,642	2,310	51,940

Gross Margin	1.7%	15.3%	3.3%	15.6%	20.3%	12.1%
SG&A / Sales	0.0%	5.1%	4.8%	5.7%	12.3%	5.0%
EBITDA Margin	1.9%	12.2%	0.8%	15.2%	11.4%	9.6%

Segment Contribution
% Revenues	15.2%	54.8%	11.6%	14.0%	4.4%	100.0%
% EBITDA	1.6%	66.5%	1.2%	26.3%	4.4%	100.0%

2008 versus 2007
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	57.7%	19.5%	-16.8%	19.7%	-6.8%	16.5%
COGS	59.1%	20.5%	-18.2%	18.4%	-3.9%	17.0%
Gross Income	-25.7%	13.9%	23.2%	27.3%	-18.1%	13.1%
SG&A	0.0%	34.3%	9.0%	14.6%	5.8%	23.4%
Operating Income	-25.7%	3.5%	-22.6%	34.6%	-54.8%	5.9%
EBITDA	-27.5%	-1.1%	-10.8%	23.5%	-30.8%	1.5%

Exhibit 5: EBITDA by Business Unit and Country
(Third Quarter)

				3Q07								3Q08
	(millon of Ch$)								(millon of Ch$)
	Chile	Peru					Interco.	COPPER ROD	Chile	Peru					Interco.	COPPER ROD

Tons (Third parties)	1,957	2,485					0	4,442	5,053	2,850					0	7,903
Tons (Intercompany)	5,727	0					(5,727)	0	1,248	0					(1,248)	0
Tons (Total)	7,684	2,485					(5,727)	4,442	6,301	2,850					(1,248)	7,903

Revenues (Third parties)	8,473	9,706					0	18,179	22,809	12,939					0	35,748
Revenues (Intercompany)	26,611	0					(26,611)	0	3,057	0					(3,057)	0
Total revenues	35,084	9,706					(26,611)	18,179	25,866	12,939					(3,057)	35,748
COGS	(34,613)	(9,632)					26,248	(17,997)	(26,975)	(12,854)					145	(36,627)
Gross Income	471	74					(363)	182	(1,109)	85					145	(879)
SG&A	0	0					0	0	0	0					0	0
Operating Income	471	74					(363)	182	(1,109)	85					145	(879)
EBITDA	513	75					(376)	212	(1,125)	86					145	(894)

Gross Margin	1.3%	0.8%	-	-	-		-	1.0%	-4.3%	0.7%	-	-	-	-	-	-2.5%
EBITDA Margin	1.5%	0.8%	-	-	-		-	1.2%	-4.3%	0.7%	-	-	-	-	-	-2.5%

	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE

Tons (Third parties)	2,119	9,644	0	1,749	3,838	982	0	18,332	1,949	8,661	0	966	4,196	1,036	0	16,808
Tons (Intercompany)	38	244	0	624	306	0	(1,212)	0	526	184	0	171	109	0	(990)	0
Tons (Total)	2,157	9,888	0	2,373	4,144	982	(1,212)	18,332	2,475	8,845	0	1,137	4,305	1,036	(990)	16,808
Kms.	0	0	1,198	0	0	0	0	1,198	0	0	645	0	0	0	0	645

Revenues (Third parties)	14,366	45,788	828	4,828	23,223	5,444	0	94,477	15,670	56,367	611	3,805	29,120	6,998	0	112,571
Revenues (Intercompany)	663	858	0	1,345	1,338	0	(4,204)	0	4,506	799	0	629	685	0	(6,619)	0
Total revenues	15,029	46,646	828	6,173	24,561	5,444	(4,204)	94,477	20,176	57,166	611	4,434	29,805	6,998	(6,619)	112,571
COGS	(13,031)	(39,852)	(742)	(5,359)	(20,722)	(4,562)	3,913	(80,355)	(16,889)	(49,991)	(617)	(3,782)	(25,510)	(6,209)	7,421	(95,577)
Gross Income	1,998	6,794	86	814	3,839	882	(291)	14,122	3,287	7,175	(6)	652	4,295	789	802	16,994
SG&A	(612)	(2,369)	(28)	(232)	(756)	(235)	(426)	(4,658)	(1,167)	(4,087)	(34)	(315)	(1,600)	(541)	(77)	(7,821)
Operating Income	1,386	4,425	58	582	3,083	647	(717)	9,464	2,120	3,088	(40)	337	2,695	248	725	9,173
EBITDA	1,758	5,498	97	647	3,289	727	(768)	11,248	2,530	3,827	9	533	3,008	378	221	10,506

Gross Margin	13.3%	14.6%	10.4%	13.2%	15.6%		-	14.9%	16.3%	12.6%	-1.0%	14.7%	14.4%	11.3%	-	15.1%
EBITDA Margin	11.7%	11.8%	11.7%	10.5%	13.4%		-	11.9%	12.5%	6.7%	1.5%	12.0%	10.1%	5.4%	-	9.3%

	Chile	Coin	Argentina				Interco.	BRASS MILLS	Chile	Coin	Argentina				Interco.	BRASS MILLS

Tons (Third parties)	5,077	571	436				0	6,084	3,978	67	467				0	4,512
Tons (Intercompany)	428	0	19				(447)	0	284	0	0				(284)	0
Tons (Total)	5,505	571	455				(447)	6,084	4,262	67	467				(284)	4,512

Revenues (Third parties)	25,174	3,796	2,136				0	31,106	18,392	1,711	2,835				0	22,938
Revenues (Intercompany)	5,416	105	41				(5,562)	0	2,705	592	3				(3,300)	0
Total revenues	30,590	3,901	2,177				(5,562)	31,106	21,097	2,303	2,838				(3,300)	22,938
COGS	(30,026)	(3,311)	(1,954)				5,481	(29,810)	(19,470)	(1,944)	(2,709)				3,341	(20,782)
Gross Income	564	590	223				(81)	1,296	1,627	359	129				41	2,156
SG&A	(951)	(116)	(161)				(92)	(1,320)	(825)	(102)	(310)				(189)	(1,426)
Operating Income	(387)	474	62				(173)	(24)	802	257	(181)				(148)	730
EBITDA	118	550	134				(213)	589	1,209	329	(109)				(167)	1,262

Gross Margin	1.8%	15.1%	10.2%	-	-		-	4.2%	7.7%	15.6%	4.5%	-	-	-	-	9.4%
EBITDA Margin	0.4%	14.1%	6.2%	-	-		-	1.9%	5.7%	14.3%	-3.8%	-	-	-	-	5.5%

	Chile	Argentina	Peru				Interco.	F. PACKAGING	Chile	Argentina	Peru				Interco.	F. PACKAGING

Tons (Third parties)	2,791	1,452	6,071				(751)	9,563	3,408	2,088	6,169				(199)	11,466
Tons (Intercompany)	0	0	0				0	0	0	0	0				0	0
Tons (Total)	2,791	1,452	6,071				(751)	9,563	3,408	2,088	6,169				(199)	11,466

Revenues (Third parties)	9,478	3,827	10,856				(1,023)	23,138	10,838	7,186	14,597				(363)	32,258
Revenues (Intercompany)	0	0	0				0	0	0	0	0				0	0
Total revenues	9,478	3,827	10,856				(1,023)	23,138	10,838	7,186	14,597				(363)	32,258
COGS	(7,903)	(3,361)	(8,725)				966	(19,023)	(9,208)	(5,870)	(11,778)				305	(26,551)
Gross Income	1,575	466	2,131				(57)	4,115	1,630	1,316	2,819				(58)	5,707
SG&A	(539)	(181)	(517)				(71)	(1,308)	(629)	(359)	(659)				(101)	(1,748)
Operating Income	1,036	285	1,614				(128)	2,807	1,001	957	2,160				(159)	3,959
EBITDA	1,571	509	2,175				(129)	4,126	1,546	1,230	2,669				(155)	5,290

Gross Margin	16.6%	12.2%	19.6%	-	-		-	17.8%	15.0%	18.3%	19.3%	-	-	-	-	17.7%
EBITDA Margin	16.6%	13.3%	20.0%	-	-		-	17.8%	14.3%	17.1%	18.3%	-	-	-	-	16.4%

	Chile							PROFILES	Chile							PROFILES

Tons (Third parties)	2,258							2,258	2,760							2,760
Tons (Intercompany)	0							0	0							0
Tons (Total)	2,258							2,258	2,760							2,760

Revenues (Third parties)	8,647							8,647	9,155							9,155
Revenues (Intercompany)	0							0	0							0
Total revenues	8,647							8,647	9,155							9,155
COGS	(6,978)							(6,978)	(7,432)							(7,432)
Gross Income	1,669							1,669	1,723							1,723
SG&A	(1,386)							(1,386)	(1,376)							(1,376)
Operating Income	283							283	347							347
EBITDA	639							639	781							781

Gross Margin	19.3%	-	-	-	-		-	19.3%	18.8%	-	-	-	-	-	-	18.8%
EBITDA Margin	7.4%	-	-	-	-		-	7.4%	8.5%	-	-	-	-	-	-	8.5%

Exhibit 6: EBITDA by Business Unit and Country
(YTD September)

	YTD Sep 07								YTD Sep 08
	(millon of Ch$)								(millon of Ch$)
	Chile	Peru					Interco.	COPPER ROD	Chile	Peru					Interco.	COPPER ROD

Tons (Third parties)	6,934	7,436					0	14,370	13,841	8,064					0	21,905
Tons (Intercompany)	10,854	0					(10,854)	0	3,256	0					(3,256)	0
Tons (Total)	17,788	7,436					(10,854)	14,370	17,097	8,064					(3,256)	21,905

Revenues (Third parties)	29,438	30,488					0	59,926	57,794	36,723					0	94,517
Revenues (Intercompany)	49,003	0					(49,003)	0	13,466	0					(13,466)	0
Total revenues	78,441	30,488					(49,003)	59,926	71,260	36,723					(13,466)	94,517
COGS	(78,129)	(29,955)					49,158	(58,926)	(71,516)	(36,110)					386	(93,774)
Gross Income	312	533					155	1,000	(256)	613					386	743
SG&A	0	0					0	0	0	0					0	0
Operating Income	312	533					155	1,000	(256)	613					386	743
EBITDA	436	533					144	1,113	(192)	613					386	807

Gross Margin	0.4%	1.7%	-	-	-		-	1.7%	-0.4%	1.7%	-	-	-	-	-	0.8%
EBITDA Margin	0.6%	1.7%	-	-	-		-	1.9%	-0.3%	1.7%	-	-	-	-	-	0.9%

	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE

Tons (Third parties)	6,556	26,614	0	5,932	10,987	3,012	0	53,101	6,742	31,376	0	3,041	12,908	3,026	0	57,093
Tons (Intercompany)	140	904	0	1,350	604	0	(2,998)	0	767	650	0	860	419	0	(2,696)	0
Tons (Total)	6,696	27,518	0	7,282	11,591	3,012	(2,998)	53,101	7,509	32,026	0	3,901	13,327	3,026	(2,696)	57,093
Kms.	0	0	2,725	0	0	0	0	2,725	0	0	2,256	0	0	0	0	2,256
								#N/A
Revenues (Third parties)	42,919	135,623	2,146	17,465	69,400	17,951	0	285,504	47,360	168,241	1,887	14,680	87,444	21,478	0	341,090
Revenues (Intercompany)	1,840	3,254	0	3,242	2,763	0	(11,099)	0	7,582	2,938	0	2,145	2,264	0	(14,929)	0
Total revenues	44,759	138,877	2,146	20,707	72,163	17,951	(11,099)	285,504	54,942	171,179	1,887	16,825	89,708	21,478	(14,929)	341,090
COGS	(38,406)	(118,880)	(2,218)	(17,783)	(60,490)	(14,760)	10,716	(241,821)	(45,691)	(150,619)	(1,810)	(14,139)	(75,526)	(18,566)	15,000	(291,351)
Gross Income	6,353	19,997	(72)	2,924	11,673	3,191	(383)	43,683	9,251	20,560	77	2,686	14,182	2,912	71	49,739
SG&A	(1,884)	(7,527)	(191)	(822)	(2,271)	(843)	(1,140)	(14,678)	(2,821)	(10,332)	(134)	(852)	(3,612)	(1,355)	(601)	(19,707)
Operating Income	4,469	12,470	(263)	2,102	9,402	2,348	(1,523)	29,005	6,430	10,228	(57)	1,834	10,570	1,557	(530)	30,032
EBITDA	5,632	16,045	(120)	2,336	10,111	2,561	(1,625)	34,940	7,083	12,596	86	2,168	11,421	1,837	(649)	34,542

Gross Margin	14.2%	14.4%	-3.4%	14.1%	16.2%	17.8%	-	15.3%	16.8%	12.0%	4.1%	16.0%	15.8%	13.6%	-	14.6%
EBITDA Margin	12.6%	11.6%	-5.6%	11.3%	14.0%	14.3%	-	12.2%	12.9%	7.4%	4.6%	12.9%	12.7%	8.6%	-	10.1%

	Chile	Coin	Argentina				Interco.	BRASS MILLS	Chile	Coin	Argentina				Interco.	BRASS MILLS

Tons (Third parties)	14,708	884	1,505				0	17,097	12,454	184	1,526				0	14,164
Tons (Intercompany)	929	0	28				(957)	0	1,630	0	0				(1,630)	0
Tons (Total)	15,637	884	1,533				(957)	17,097	14,084	184	1,526				(1,630)	14,164

Revenues (Third parties)	71,587	7,366	7,628				0	86,581	56,802	4,688	10,534				0	72,024
Revenues (Intercompany)	11,685	372	85				(12,142)	0	17,971	1,103	237				(19,311)	0
Total revenues	83,272	7,738	7,713				(12,142)	86,581	74,773	5,791	10,771				(19,311)	72,024
COGS	(81,259)	(7,470)	(7,084)				12,081	(83,732)	(72,564)	(5,113)	(10,166)				19,330	(68,513)
Gross Income	2,013	268	629				(61)	2,849	2,209	678	605				19	3,511
SG&A	(2,895)	(338)	(586)				(308)	(4,127)	(3,036)	(309)	(757)				(398)	(4,500)
Operating Income	(882)	(70)	43				(369)	(1,278)	(827)	369	(152)				(379)	(989)
EBITDA	677	164	312				(437)	716	461	593	60				(475)	639

Gross Margin	2.4%	3.5%	8.2%	-	-		-	3.3%	3.0%	11.7%	5.6%	-	-	-	-	4.9%
EBITDA Margin	0.8%	2.1%	4.0%	-	-		-	0.8%	0.6%	10.2%	0.6%	-	-	-	-	0.9%

	Chile	Argentina	Peru				Interco.	F. PACKAGING	Chile	Argentina	Peru				Interco.	F. PACKAGING

Tons (Third parties)	8,255	4,052	18,912				(2,767)	28,452	9,967	5,786	17,862				(834)	32,781
Tons (Intercompany)	0	0	0				0	0	0	0	0				0	0
Tons (Total)	8,255	4,052	18,912				(2,767)	28,452	9,967	5,786	17,862				(834)	32,781

Revenues (Third parties)	28,196	11,869	36,551				(3,820)	72,796	30,702	18,509	39,471				(1,511)	87,171
Revenues (Intercompany)	0	0	0				0	0	0	0	0				0	0
Total revenues	28,196	11,869	36,551				(3,820)	72,796	30,702	18,509	39,471				(1,511)	87,171
COGS	(23,357)	(10,798)	(30,728)				3,454	(61,429)	(25,760)	(15,879)	(32,507)				1,443	(72,703)
Gross Income	4,839	1,071	5,823				(366)	11,367	4,942	2,630	6,964				(68)	14,468
SG&A	(1,599)	(596)	(1,791)				(184)	(4,170)	(1,805)	(900)	(1,843)				(230)	(4,778)
Operating Income	3,240	475	4,032				(550)	7,197	3,137	1,730	5,121				(298)	9,690
EBITDA	4,750	1,195	5,653				(551)	11,047	4,746	2,516	6,675				(295)	13,642

Gross Margin	17.2%	9.0%	15.9%	-	-	-	-	15.6%	16.1%	14.2%	17.6%	-	-	-	-	16.6%
EBITDA Margin	16.8%	10.1%	15.5%	-	-	-	-	15.2%	15.5%	13.6%	16.9%	-	-	-	-	15.6%

	Chile							PROFILES	Chile							PROFILES

Tons (Third parties)	7,956							7,956	8,298							8,298
Tons (Intercompany)	0							0	0							0
Tons (Total)	7,956							7,956	8,298							8,298

Revenues (Third parties)	29,180							29,180	27,202							27,202
Revenues (Intercompany)	0							0	0							0
Total revenues	29,180							29,180	27,202							27,202
COGS	(23,269)							(23,269)	(22,363)							(22,363)
Gross Income	5,911							5,911	4,839							4,839
SG&A	(3,575)							(3,575)	(3,782)							(3,782)
Operating Income	2,336							2,336	1,057							1,057
EBITDA	3,337							3,337	2,310							2,310

Gross Margin	20.3%	-	-	-	-		-	20.3%	17.8%	-	-	-	-	-	-	17.8%
EBITDA Margin	11.4%	-	-	-	-		-	11.4%	8.5%	-	-	-	-	-	-	8.5%

Exhibit 7: Consolidated Balance Sheet

	millon of Ch$		millon of US$ (1)
	YTD Sep 07	YTD Sep 08	YTD Sep 07	YTD Sep 08

Cash	7,834	198,898	15.3	360.8
Time deposits and marketable securities	4,262	552	8.3	1.0
Accounts receivable	133,189	65,260	260.5	118.4
Accounts receivable from related companies	1,325	5,047	2.6	9.2
Inventories	152,699	56,367	298.7	102.2
Recoverable taxes	14,123	1,619	27.6	2.9
Prepaid expenses and other current assets	12,720	27,952	24.9	50.7
Total current assets	326,152	355,695	638.0	645.2

Property, plant and equipment (net)	181,065	109,936	354.2	199.4

Investments	7,044	122,603	13.8	222.4
Goodwill (net)	16,010	(841)	31.3	(1.5)
Long-term receivables	338	193	0.7	0.4
Other	15,077	8,655	29.5	15.7
Total other assets	38,468	130,610	75.2	236.9

ASSETS	545,684	596,240	1,067.4	1,081.5

Short-term bank borrowings	55,476	87,393	108.5	158.5
Current portion of long-term bank and other debt	21,108	7,945	41.3	14.4
Current portion of bonds payable	5,623	-	11.0	-
Current portion of long-term liabilities	2,763	2,097	5.4	3.8
Dividends payable	98	19	0.2	0.0
Accounts payable	39,236	23,051	76.7	41.8
Notes payable	2,682	2,581	5.2	4.7
Other payables	2,042	271	4.0	0.5
Notes and accounts payable to related companies	599	807	1.2	1.5
Accrued expenses	12,314	14,705	24.1	26.7
Withholdings payable	1,565	1,248	3.1	2.3
Deferred income	3,539	546	6.9	1.0
Income taxes	-	-	-	-
Other current liabilities	1,908	196	3.7	0.4
Total current liabilities	148,954	140,858	291.4	255.5

Long-term bank and other debt	48,385	33,421	94.6	60.6
Bonds payable	20,473	-	40.0	-
Accrued expenses	4,585	1,688	9.0	3.1
Total long-term liabilities	73,443	35,109	143.7	63.7

Minority Interest	27,479	22,867	53.8	41.5

Common stock	244,359	250,498	478.0	454.4
Share premium	46,053	46,027	90.1	83.5
Reserves	(13,316)	8,596	(26.0)	15.6
Retained earnings	18,712	92,286	36.6	167.4
Total Shareholders' Equity	295,808	397,407	578.6	720.8

LIABILITIES AND SHAREHOLDERS' EQUITY	545,684	596,240	1,067.4	1,081.5

1 Exchange rate on September 30 2008 US$1.00 = 551.31
1 Exchange rate on September 30 2007 US$1.00 = 511.23

Exhibit 8: Consolidated Statement of Cash Flow

	millon of Ch$		millon of US$ (1)
	YTD Sep 07	YTD Sep 08	YTD Sep 07	YTD Sep 08

Cash received from customers	611,649	726,668	1,196.4	1,318.1
Financial income received	2,787	1,732	5.5	3.1
Dividends and other distributions	-	-	-	-
Other incomes	9,746	19,175	19.1	34.8
Payments to suppliers and employees	(612,149)	(683,662)	(1,197.4)	(1,240.1)
Interests paid	(9,264)	(7,128)	(18.1)	(12.9)
Income taxes paid	(5,519)	(8,135)	(10.8)	(14.8)
Other expenses	(3,963)	(2,213)	(7.8)	(4.0)
Added Value Tax and others	(2,504)	(6,051)	(4.9)	(11.0)
Net cash flow from operating activities	(9,217)	40,387	(18.0)	73.3

Sale of Property, Plant and Equipment	847	125	1.7	0.2
Sale of permanent investments	0	188,917	0.0	342.7
Sale of other investments	-	-	-	-
Other proceeds from investments	4,290	-	8.4	-
Acquisition of fixed assets	(15,779)	(22,095)	(30.9)	(40.1)
Permanent investments	(10,432)	(4,046)	(20.4)	(7.3)
Other disbursements	(31)	(29,993)	(0.1)	(54.4)
Net cash flow used in investing activities	(21,106)	132,909	(41.3)	241.1

Issuance of shares	671	1,943	1.3	3.5
Loans obtained	187,888	202,539	367.5	367.4
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(736)	(17,539)	(1.4)	(31.8)
Capital distributions	(2,796)	-	(5.5)	-
Repayments of bank borrowings	(160,507)	(151,440)	(314.0)	(274.7)
Repayments of bonds	(2,519)	(22,961)	(4.9)	(41.6)
Payment of expenses related to shares issuance	-	-	-	-
Payment loans documented from related companies	-	-	-	-
Others	-	-	-	-
Net cash flow provided by financing activities	22,000	12,542	43.0	22.8

Net Cash Flow for the Period	(8,323)	185,838	(16.3)	337.1

Effect of price-level restatements on cash and cash equivalents	264	1,641	0.5	3.0

Net increase in cash and cash equivalents	(8,059)	187,479	(15.8)	340.1

Cash and cash equivalents at the beginning of year	20,155	11,971	39.4	21.7

Cash and cash equivalents at end of the period	12,096	199,450	23.7	361.8

1 Exchange rate on September 30 2008 US$1.00 = 551.31
1 Exchange rate on September 30 2007 US$1.00 = 511.23